UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Noncompliance with Nasdaq Minimum Bid Price Requirement

On December 24, 2025, WF International Limited, a Cayman Islands exempted company (the “Company”), received a notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, because the closing bid price for its ordinary shares has fallen below $1.00 per share for 30 consecutive business days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Lising Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The notice has no immediate effect on the listing of the Company’s ordinary shares, par value $0.000001, on the Nasdaq Capital Market and the ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “WXM” at this time. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until June 22, 2026, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days prior to June 22, 2026; provided, however, pursuant to Nasdaq Listing Rule 5810 (c)(3)(H), Nasdaq may, in its discretion, require the Company to satisfy the Minimum Bid Price Requirement for a period in excess of ten consecutive business days, but generally not more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance with the Minimum Bid Price Requirement.

If the Company does not regain compliance with the Minimum Bid Price Requirement by June 22, 2026, the Company may be eligible for an additional grace period. To qualify, the Company would be required to meet the continued listing requirements for all other continuing listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company meets these requirements, the Staff will grant an additional 180 calendar days for the Company to regain compliance with the Minimum Bid Price Requirement. If the Staff determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for such additional compliance period, Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting. The Company would have the right to appeal a determination to delist its ordinary shares, and the shares would remain listed on the Nasdaq Capital Market until the completion of the appeal process.

The Company intends to monitor closing bid price for its ordinary shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement and continue the listing of its ordinary shares on Nasdaq.

On December 30, 2025, the Company issued a press release announcing the receipt of the notice. A copy of such release is furnished hereto as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Document
99.1	Press Release, dated December 30, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: December 30, 2025